

February 16, 2021

Stephen M. Kadenacy
Chief Executive Officer
SilverBox Engaged Merger Corp I
8801 Calera Dr.
Austin, Texas 78735

Re: SilverBox Engaged Merger Corp I
   Registration Statement on Form S-1
   Filed February 8, 2021
   File No. 333-252827

Dear Mr. Kadenacy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 8, 2021

Summary Financial Data, page 34

1.   Please provide footnotes to explain the purpose of the "As Adjusted" column and how you determined each of the amounts in this column.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lijia Sanchez of Ellenoff Grossman